UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tower International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

891826109
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 4, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.	891826109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a)	[ ]
(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable

6.	Citizenship or Place of Organization: United States of America

Number of	7.	Sole Voting Power:	0*
Shares Beneficially	8.	Shared Voting Power:	0*
Owned by
Each Reporting	9.	Sole Dispositive Power:	0*
Person With	10.	Shared Dispositive Power:	0*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.0%*

14.	Type of Reporting Person (See Instructions): IA, IN

* As of December 13, 2013 (the “Filing Date”), Tower International Holdings, LLC, a Delaware limited liability company (“Tower Holdings”), holds no shares of common stock, par value $0.01 per share (the “Common Stock”), of Tower International, Inc., a Delaware corporation (the “Company”).  Pursuant to the limited liability company agreement of Tower Holdings, Cerberus Capital Management, L.P. (“CCM”), the manager of Tower Holdings, possessed the sole power to vote and the sole power to direct the disposition of the Company’s securities previously held by Tower Holdings.  Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:

       As of December 13, 2013 (the “Filing Date”), Tower Holdings holds no shares of the Common Stock.  Pursuant to the limited liability company agreement of Tower Holdings, CCM, the manager of Tower Holdings, possessed the sole power to vote and the sole power to direct the disposition of the Company’s securities previously held by Tower Holdings.  Stephen Feinberg is the president, sole director and sole shareholder of Craig Court, Inc., which is the managing member of Craig Court GP, LLC, which is the general partner of CCM.  As a result of holding such positions, Mr. Feinberg possessed the sole power to vote and the sole power to direct the disposition of the Company’s securities previously held by Tower Holdings.

       The following table details the transactions which required the filing of this Schedule 13D Amendment No. 4 with respect to the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of Common Stock, by Mr. Feinberg or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were sales effected in an ordinary brokerage transaction):

Transaction Date	Number of Common Stock Shares	Sale Price Per Share

December 2, 2013	57,400	$ 21.81
December 3, 2013	62,800	$ 21.74
December 4, 2013	153,700	$ 21.74
December 5, 2013	57,900	$ 21.66
December 6, 2013	75,000	$ 21.70
December 9, 2013	55,800	$ 21.66
December 10, 2013	667,144	$ 20.85

       Other than as set forth in this Schedule 13D amendment, there were no transactions effected in the shares of Common Stock, or securities convertible into, exercisable for or exchangeable for the shares of Common Stock, by Mr. Feinberg or any person or entity controlled by him, or any person or entity for which he possesses voting or investment control over the securities thereof, during the period commencing sixty (60) days prior to December 4, 2013, the date of the event which required the filing of this Schedule 13D amendment, and ending on the Filing Date.

       Tower Holdings was a party to Voting Agreements with the Tower Affiliated Individuals.  Pursuant to the terms of the Voting Agreements, such agreements terminated when Tower Holdings ceased to own any shares of Common Stock.  On December 10, 2013, Tower Holdings ceased to own any shares of Common Stock, and, accordingly, each of the Voting Agreements has terminated.

       As of December 10, 2013, Mr. Feinberg ceased to be the beneficial owner of more than five percent of the Common Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 13, 2013

/s/ Stephen Feinberg

Stephen Feinberg, in his capacity as the sole shareholder of Craig Court, Inc., the managing member of Craig Court GP, LLC, which is the general partner of Cerberus Capital Management, L.P., which is the manager of Tower International Holdings, LLC

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).